Mail Stop 4561   September 2, 2008

By U.S. First Class Mail

Mr. David W. Curtis
President and Chief Executive Officer
Campello Bancorp, Inc.
1265 Belmont Street
Brockton, MA 02301

> **Re: Campello Bancorp, Inc.**
> **Amendment No. 2 to the Registration Statement on Form S-1**
> **Filed August 22, 2008**
> **File No. 333-152391**

Dear Mr. Curtis:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form S-1/A

After-Market Performance Information, page 8

1.   Please delete the Average and Median numbers from the "Through 6/20/2008" column.

Financial Statements
Notes to Consolidated Financial Statements
(1) Basis of Presentation and Summary of Significant Accounting Policies
(d) Loans Held for Sale, page F-8

2.   We note your response to comments 25 and 26 from our letter dated August 12, 2008. For loans sold out of the loan investment portfolio that were not transferred to held for sale, please revise to disclose the following:

   a.   additional facts and circumstances related to the background, timing, and reasons for this sale;

      b.   how you determined that these loans were properly classified as held for investment since origination in 2005 until they were sold in 2008;

      c.   how you define "foreseeable future";

      d.   whether there have been any changes to your definition of "foreseeable future" as a result of current market conditions; and

      e.   quantify for us the financial statement impact of accounting for these loans as held for sale since origination.

3.   We note your response to comment 26 from our letter dated August 12, 2008. Please revise your accounting policy related to loans held for sale to incorporate your discussion concerning your sale practices for fixed rate mortgages included in this response.

Exhibits

Exhibit 8

4.   Please refer to prior comment 30. Counsel inappropriately limits reliance with regard to person. Please revise.

         *   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Chris Harley, Staff Accountant, at (202) 551-3695 or David Irving, Staff Accountant, at (202) 551-3321 if you have questions regarding comments on the financial statements and related matters. Please contact Matt McNair, Staff Attorney, at (202) 551-3583 or me at (202) 551-3419 with any other questions.

Sincerely,

Christian Windsor
Special Counsel

cc: By fax (202) 362-2902
Robert B. Pomerenk, Esq.
Kent M. Krudys, Esq.
Luse Gorman Pomerenk & Schick, P.C.